

March 25, 2014

Via E-Mail
Herbert P. Fockler
Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto CA 94304-1050

    Re: Intevac Inc.
             PREC14A filed March 13, 2014
             File No. 0-26946

Dear Mr. Fockler:

The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed on March 13, 2014

Stockholder Interaction Information

1. Please revise to provide further details about your prior contacts with Voce Capital LLC and its affiliates during 2013 and 2014. Your expanded discussion of the background leading up to this proxy contest should include dates and summaries of your contacts with Voce, where possible. In addition, be more specific about the topic of your contacts, rather than generally referencing Intevac's business and results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions